Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

CASH DIVIDEND PAYMENT

The shareholders of Grupo Financiero Galicia S.A. (the “Company”) are hereby notified that, on May 2, 2016, the board of directors of the Company, in accordance with that which was decided at the Company’s shareholders’ meeting held on April 25, 2017, has agreed to pay cash dividends on May 9, 2017 (or such other date as required by the applicable law of the jurisdictions in which the shares are listed) in the amount of Ps. 240,000,000, or Ps.0.1845778163 per share, with a face value of Ps. 1.00, which is equivalent to 18.4577% of the Company´s capital stock according to the Company’s financial statements as of December 31, 2016. Such cash dividends correspond to the 2016 fiscal year.

The payment of such dividends will be made through Caja de Valores S.A., which is located at 25 de Mayo 362, Ciudad Autónoma de Buenos Aires, during the hours between 10:00 am to 3:00 pm (Buenos Aires Time). Such payments will be made in compliance with Section 95 of the listing rules.

Holders of American Depositary Receipts (“ADRs”) will be paid through the Bank of New York Mellon, which acts as the depositary with respect to such ADRs, on the date that is determined by the applicable rules of the jurisdiction in which such ADRs are listed.

Buenos Aires, May 2, 2017.

A. Enrique Pedemonte

Authorized Representative

Tte. Gral. Perón 430, 25° piso (C1038AAJ) Buenos Aires – Argentina Tel. 4343-7528 Fax 4331-9183 www.gfgsa.com